UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of
ENTERGY CORPORATION
ENTERGY ARKANSAS, INC.
ENTERGY GULF STATES, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.
File No.  70-9667

CERTIFICATE PURSUANT TO
RULE 24 UNDER THE PUBLIC
UTILITY HOLDING COMPANY
ACT OF 1935

Pursuant to the requirements of Rule 24 under the Public
Utility Holding Company Act of 1935, as amended ("PUHCA"),
Entergy Corporation ("Entergy"), a registered holding
company, Entergy Arkansas, Entergy Gulf States, Entergy
Louisiana, and Entergy Mississippi hereby file this semi-
annual report as required by the Securities and Exchange
Commission's order authorizing the sale or transfer of
certain utility assets to customers or other non-affiliated
parties for a period ending December 31, 2004.    See HCAR
35-27235, September 26, 2000, File No. 70-9667 ("Order").

For the six months ended December 31, 2002, the following information is reported pursuant to the Order:

                 Description     Date
                      of          of       Name of     Consideration
                   Utility       Sale     Purchaser      Received
   Company       Assets Sold
Entergy Gulf    Mobil Chem #1  11/2002   ExxonMobil Oil
 States, Inc.    Substation               Corporation    $2,949,851


In witness whereof, the undersigned have caused this certificate to be executed on this 25th day of February
2003.

ENTERGY CORPORATION
ENTERGY ARKANSAS, INC.
ENTERGY GULF STATES, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.


By:  /s/ Nathan E. Langston
     Nathan E. Langston
     Senior Vice President and Chief Accounting Officer